Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE CLOSES ACQUISITION OF NOKIA SIEMENS NETWORKS’ MICROWAVE TRANSPORT BUSINESS IN CHINA

Ottawa, Canada,  November 30, 2012  - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that the company has completed the transaction to acquire certain Chinese operations of Nokia Siemens Networks’ microwave transport business in China as all Chinese regulatory requirements have been met..

Approximately 100 employees of Nokia Siemens Networks based in Shanghai have transferred to DragonWave. “We want to welcome our new colleagues in China to the DragonWave team” said Peter Allen, DragonWave President and CEO. As previously communicated, the initial closing of the transaction took place on June 1, 2012.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Information

Certain statements in this release constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information includes, without limitation, statements as to growth opportunities and the potential benefits associated with DragonWave’s acquisition of the microwave transport business including its associated operational support system (OSS) and related support functions (collectively, the “Business”) for either Nokia Siemens Networks or DragonWave (referred to below as the “parties”) and expectations regarding the business relationship between the parties. Forward-looking information is based on certain assumptions, including: the parties’ beliefs regarding the industry and markets in which they operate and expectations regarding potential synergies and prospects for the Business. This forward-looking information is identified by the use of terms and phrases such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “designed”, “plans”, “will” or similar expressions. This acquisition is subject to risks and uncertainties including: that the expected synergies will not materialize, that unexpected costs will be incurred to integrate the Business, or that end-customer demand will not meet expectations. In particular, material risks and uncertainties for DragonWave following closing of the acquisition will include, without limitation:

•                  reliance on Nokia Siemens Networks for a large percentage of DragonWave’s revenues;

•                  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with DragonWave’s lenders, which should be understood in light of DragonWave’s history of losses;

•                  increased exposure to global currency fluctuations;

•                  increased regulatory compliance obligations, including financial reporting obligations; and

•                  risks associated with acquisitions generally as detailed on pages 19 to 21 of DragonWave’s Annual Information Form dated May 11, 2012 (the “AIF”).

Other risks relating to DragonWave’s business and industry can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities, including the AIF. These and other risks could cause DragonWave’s actual results, performance, achievements and developments to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking information. Readers are cautioned not to place undue reliance on forward-looking information. DragonWave assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024